        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13G-A

            Under the Securities Exchange Act of 1934

                        (Amendment No. 1)

                Phoenix Gold International, Inc.
                        (Name of Issuer)

                   Common Stock, no par value
                 (Title of Class of Securities)

                           719068-10-8
                         (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 719068-10-8












Item 1: Name of reporting person; S.S. or I.R.S. identification no. of above person:

          Timothy G. Johnson

Item 2:   Check the appropriate box if a member of a group:

          (a)

          (b)

Item 3:   SEC use only:

Item 4:   Citizenship or place of organization:

          United States of America

Number of shares beneficially owned by each reporting person with:

     Item 5:   Sole voting power:

               585,814 (includes 84,000 shares that Timothy G.
               Johnson has the right to acquire within 60 days following December 31, 1996)

     Item 6:   Shared voting power:

               0

     Item 7:   Sole dispositive power:

               585,814 (includes 84,000 shares that Timothy G.
               Johnson has the right to acquire within 60 days after December 31, 1996)

     Item 8:   Shared dispositive power:

               0

Item 9: Aggregate amount beneficially owned by each reporting person:

          585,814

Item 10: Check if the aggregate amount in row (9) excludes certain shares:

          N/A

Item 11:  Percent of class represented by amount in row 9:

          16.6

Item 12:  Type of reporting person:

          IN
Item 1(a)      Name of Issuer:

               Phoenix Gold International, Inc.


Item 1(b)      Address of Issuer's Principal Executive Offices:

               9300 North Decatur Street
               Portland, Oregon  97203


Item 2(a)      Name of Person Filing:

               Timothy G. Johnson


Item 2(b)      Address of Principal Business Office, or, if none,
               Residence:

               9300 North Decatur Street
               Portland, Oregon  97203


Item 2(c)      Citizenship:

               United States of America


Item 2(d)      Title of Class of Securities:

               Common Stock


Item 2(e)      CUSIP Number:

               719068-10-8

Item 3         If this statement is filed pursuant to Rules
               13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not applicable
Item 4         Ownership.

               The following information is as of December 31, 1996:

               (a)  Amount Beneficially Owned:

                    585,814 shares

               (b)  Percent of Class:

                    The shares represent 16.6 percent of the class

               (c)  Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the
                           vote:  585,814 (includes 84,000 shares
                           that Timothy G. Johnson has the right
                           to acquire within 60 days following
                           December 31, 1996)

                    (ii)   Shared power to vote or to direct the
                           vote:  0

                    (iii) Sole power to dispose or to direct the disposition of: 585,814 (includes 84,000 shares that Timothy G. Johnson has the right to acquire within 60 days following December 31, 1996)

                    (iv)   Shared power to dispose or to direct
                           the disposition of:  0


Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable


Item 6         Ownership of More Than Five Percent on Behalf of
               Another Person:

               Not applicable


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

               Not applicable

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Item 8         Identification and Classification of Members of the
               Group:

               Not applicable


Item 9         Notice of Dissolution of Group:

               Not applicable


Item 10        Certification:

               Not applicable



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




                                   January 31, 1997



                                   /s/ Timothy G. Johnson
                                   ______________________________
                                   (Signature)



                                   Timothy G. Johnson
                                   ______________________________


ATTENTION:     Intentional misstatements or omissions of fact
               constitute federal criminal violations (See 18 USC
               1001)